WEBSAFETY, INC.
2201 West Royal Lane
Suite 200
Irving, Texas 75063

October 8, 2010

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Subject: File number 333-140378
Date: September 10, 2010

Dear Sir or Madam,

In response to your letter dated September 10, 2010, the following contains our responses to the comments in the order they were presented.

1.           SEC Comment #1, #2, #3, #4 and #5

Since the time of our last response to you and from the date of the draft letter that we sent to you many important and positive things have happened to our company, WebSafety.  First I would like to explain the draft letter that you received from us.  This inquiry process has proven to be very costly to us in both time and professional fees that we have incurred.  The easy solution would be to write off the asset, which is what the draft contained; but, that is not correct in my opinion.

We have created a technology solution (the “Software”) to a major problem that exists in society, texting and driving; distracted driving as the media calls it.  This reckless practice that takes place in a moving vehicle has caused thousands of deaths, hundreds of thousands of injuries and billions of dollars of property damage.  Every community in America has felt the pain that has been caused by a distracted driver that has either killed or severely injured other drivers, passengers or pedestrians.

Whenever a new market develops and a product is created to enter into that market, it takes time to introduce the product, educate the purchasers, create product and brand awareness and develop distribution channels for the sale of the product.  This marketplace is so new that there are no prior products and no specific data regarding adoption and usage.  According to a December 2010 research report on Telecom, there are approximately 235 million cell phones in the U.S. and approximately 1 billion worldwide.  We have created a product and are trying to create and increase demand for our product.  Everyone knows distracted driving is harmful and causes loss of life or injury and loss of property but the public does not know that a solution exists.  You have asked us to immediately quantify the demand for our product where no demand previously existed because no such solution to distracted driving existed.

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
October 8, 2010

Since we began this process of communicating with you over the value of the Software several things have occurred.

1.      We signed the first true commercial account with Manage Mobility to market our Software to their clients.  They operate approximately 300,000 phone lines for their clients.

2.      Dallas Cup International Youth Soccer has agreed to sponsor and market our
Software to their members and participants for the 2011 Dallas Cup.

3.      Talks have begun with three major auto insurers regarding the introduction of our Software to their insureds.  These corporations have a vested interest to reduce life and property damage and are deeply interested in our solution to protect their insureds and minimize their corporate underwriting losses.

4.      The initial internet marketing campaign that we started after Labor Day brought in an average of 100 subscribers a day that purchased our Software.  Results were so good that we have revised the campaign and are now moving it to a larger publisher.  At 100 subscribers a day we should average approximately 3,000 new subscribers per month.  We believe that once the campaign is fully functional and fully marketed our consultants believe that we may average at least 3,000 and up to 6,000 subscribers each month.

5.      At the request of the Distracted Driving Summit which was held by the Secretary of Transportation, Ray LaHood and sponsored by the Department of Transportation we went to Washington, DC on September 21, 2010 to participate.  Secretary of Labor, Hilda Solis attended as well as Janet Froetscher, President, National Safety Council and John Maddox, Associate Administrator for Applied Research, for the National Highway Safety Administration among others.  We were asked to exhibit our Software and the safety implications that can be derived by its usage.  This summit was aired on C-SPAN and I was interviewed on CBS.

6.      We signed an agreement with AAA of Northwest Ohio.  This marketing agreement represents the first major auto related company that will directly market our Software to its members.

We anticipate that other AAA organizations around the country will also begin to offer the Software to their members during the next 12 months.  We have begun talks with AAA National to facilitate the introduction of our Software to all AAA roadside members.  There are approximately 52 million nationwide members in AAA.

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
October 8, 2010

The point of all of this is that you have asked us to give a precise projection to a nascent industry and nascent solution.  The problem is great and our solution by the use of our Software is real but its adoption still takes time for consumers to understand that they can eliminate texting and driving by placing our Software on their cell phones.

You can see that just during these past few months awareness and acceptance to our Software solution has grown, larger organizations have now entered into marketing agreements with us and now AAA of Northwest Ohio and other auto related companies have begun to discuss the usage of our Software solution.

Based upon this recent and growing interest, agreements and adoption by subscribers, we believe that our previously released projections are obtainable.  With 235 million cell phones in the U.S., we believe that based upon the distracted driver problem that we can reach at least 25,000 subscribers in 2011 and 50,000 in 2012.

You have asked us to describe our methodology to our estimate.  Did Thomas Edison know how many light blubs would be sold?  Everyone knew that having light at night was better than darkness.  Everyone also knows that disabling texting/emailing/web browsing while driving is better than not letting it continue.  But we all know that there is no scientific method to ascertain product penetration and speed of adoption where no such product previously existed.

I need to talk about what an impairment to our Software would do to our company.

1.           It would tell the world that we believe the Software is worthless.

2.           The Software could not be relied upon to solve any distracted driving problems and any organization that we are dealing with would have no confidence in the Software.

3.           Based upon our representations to those we have contracted with regarding the life saving Software, we might be sued for misrepresentations and fraud if we wrote it down or off.

4.           We would not be able to raise one penny if the Software is written down or off which would not allow us to continue our expansion and finance ourselves during this period of growth and further development.

It is impossible for me to understand why our company, which is the biggest provider of this life saving Software and which operates on all four major wireless carriers, and the Blackberry, Android and Symbian operating systems in the U.S. and now operates on the largest Canadian wireless carriers and was invited to exhibit the Software solution to the Distracted Driving Summit should write down or write off the Software from our balance sheet because we can not precisely determine the future.  We have nothing to compare it with because no one else has our robust Software or any material subscribers.  The other potential competitors are still beta testing their technology.

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
October 8, 2010

Clearly the public is becoming aware as evidenced by the approximate 20 interviews and TV new casts and print in major publications such as the Wall Street Journal and USA Today as well as many other newspapers and magazines and online media that have run stories about us.

Now that large and major national corporations are signing up to market our Software and the internet marketing on a small distribution scale brought us approximately 800 new subscribers for a partial month of September, can we allow or does this justify an impairment of the Software asset to occur?  Our answer is no.  It is far too premature to analyze the potential impairment of our Software technology at this very early stage.

Markets and products need time to develop to be understood and made available to the consumers.  We are now beginning to see the market develop and our Software accepted.  We see no reason to have impaired the Software historically or to consider an impairment prospectively for the future.

2.           SEC Comment #6.

We have amended the Form 10-Q for the quarter ended March 31, 2010.

In connection with the Company’s responses to the SEC comments the Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,
/s/ Rowland W. Day II
Rowland W. Day II

cc:   Deina Walsh
EFP Rotenberg